SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                               SCHEDULE 14D-1
                             (AMENDMENT NO. 2)
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------

                                TRION, INC.
                         (NAME OF SUBJECT COMPANY)

                           TI ACQUISITION CORP.
                            FEDDERS CORPORATION
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                896726 10 6
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------

                          ROBERT N. EDWARDS, ESQ.
                            FEDDERS CORPORATION
                         WESTGATE CORPORATE CENTER
                           505 MARTINSVILLE ROAD
                      LIBERTY CORNER, N.J. 07938-0013
                         TELEPHONE: (908) 604-8686
                         FACSIMILE: (908) 604-8576
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                  COPY TO:
                            MARK C. SMITH, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000





                                TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 15, 1999 (as amended and supplemented the "Statement") relating to the offer by TI Acquisition Corp., a Pennsylvania corporation ("Purchaser") and an indirectly wholly owned subsidiary of Fedders Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Trion, Inc., a Pennsylvania corporation (the "Company"), at $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10 is hereby amended to add the following information:

      On August 10, 1999, Parent issued a press release announcing that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act relating to the Offer was granted on August 9, 1999. The full text of the press release is attached hereto as Exhibit
 (a)(10).

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(10)   Press Release of Parent dated August 10, 1999.




                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: August 10, 1999

                               TI ACQUISITION CORP.


                               BY:  /s/ ROBERT L. LAURENT, JR.
                                  --------------------------------
                                  Name:  Robert L. Laurent, Jr.
                                  Title: Executive Vice President


                               FEDDERS CORPORATION


                               BY:  /s/ ROBERT L. LAURENT, JR.
                                  --------------------------------
                                  Name:  Robert L. Laurent, Jr.
                                  Title: Executive Vice President



                             INDEX TO EXHIBITS

                                                                Sequential
  Exhibit                                                         Page No.
  -------                                                       ----------
  (a)(10)    Press Release of Parent dated August 10, 1999.